UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

ACCENTIA BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00430L10 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 00430L10

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Pharmaceutical Product Development, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization North Carolina

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 4,270,323 6. Shared Voting Power 0 7. Sole Dispositive Power 4,270,323 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,270,323
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.7%
12.	Type of Reporting Person (See Instructions) CO

CUSIP Number 00430L10

Item 1	(a).	Name of Issuer

Accentia BioPharmaceuticals, Inc. (the “Issuer”)

Item 1	(b).	Address of the Issuer’s Principal Executive Office

324 South Hyde Park Ave., Suite 350 Tampa, Florida 33606

Item 2	(a).	Name of Person Filing

The shares identified in this report are owned directly by PPD International Holdings, Inc., a wholly-owned subsidiary of PPD Development, LP. PPD Development, LP is 99.9% owned by PPD Holdings, LLC and 0.1% owned by PPD GP, LLC. Both PPD Holdings, LLC and PPD GP, LLC are wholly-owned subsidiaries of Applied Bioscience International LLC, which is a wholly-owned subsidiary of Pharmaceutical Product Development, Inc. (“PPD”), the Reporting Person.

Item 2	(b).	Address of the Filing Person’s Principal Business Office:

The address of the principal business office of PPD is: 3151 South 17th Street Wilmington, North Carolina 28412

Item 2	(c).	Place of Organization

North Carolina

Item 2	(d).	Title of Class of Securities

Common Stock

Item 2	(e).	Cusip Number

00430L10

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

CUSIP Number 00430L10

Item 4.	Ownership

(a) Amount Beneficially Owned: See Row (9) on Page 2.

(b) Percent of Class: See Row (11) on Page 2.

(c) Sole Power vs. Shared Power to Vote and Dispose of Shares: See Rows (5)-(8) on Page 2.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2006

Pharmaceutical Product Development, Inc.

By:	/s/ B. Judd Hartman
Name:	B. Judd Hartman
Title:	General Counsel